SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D


                Under the Securities Exchange Act of 1934


                        UMB Financial Corporation
                            (Name of Issuer)

                 Common Stock, Par Value $1.00 Per Share
                     (Title of Class of Securities)

                               9027 88 108
                             (CUSIP Number)

                            Paul H. Shepherd
                      President and General Counsel
                     Dickinson Financial Corporation
                          1100 Main, Suite 350
                      Kansas City, Missouri  64105
                             (816) 472-5244

                               Copies to:

                           William M. Schutte
                  Polsinelli, White, Vardeman & Shalton
                     700 W. 47th Street, Suite 1000
                    Kansas City, Missouri  64112-1802
                              (816) 753-100
                   (Name, Address and Telephone Number
                     of Person Authorized to Receive
                       Notices and Communications)

                           September 15, 1995
         (Date of Event which Requires Filing of this Statement)

1) Name of Reporting Person: Dickinson Financial Corporation ("DFC") S.S. or I.R.S. Identification Nos. of Above Person: 43-1487933




2)   Check the Appropriate Box if a Member of a Group

     (a)  XXXX
     (b)




3)




4)   Source of Funds

     WC/BK/BD




5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     None



                           (Inside Cover Page)

6)   Citizenship or Place of Organization:  Missouri

7)   Sole Voting Power                1,434,299 <F1>

8)   Shared Voting Power                   N.A.

9)   Sole Disposition Power           1,434,299 <F1>

10)  Shared Disposition Power              N.A.

11)  Aggregate Amount
     Beneficially Owned               1,437,395 <F1><F2>

12)                                         N.A

13)  Percentage of Class                   7.6%

14)  Type of Reporting Person:               CO





<F1>  Includes 501,673 shares of Common Stock owned by DFC prior to September
20, 1995; 233,626 shares of Common Stock acquired on September 20, 1995 pursuant to a Stock Purchase Agreement dated 9/15/95 between DFC and State Street Boston Corporation (the "Stock Purchase Agreement"); and options to acquire 699,000 additional shares of Common Stock (233,000 shares of Common Stock on each of December 22, 1995, March 22, 1996 and June 21, 1996) pursuant to an Option Agreement dated 9/15/95 between DFC and State Street Boston Corporation (the "Option Agreement").

<F2>  Includes 3,096 shares of Common Stock owned by Livingston Life
Insurance Company.


                           (Inside Cover Page)

1) Name of Reporting Person: Livingston Life Insurance Company ("LLIC") S.S. or I.R.S. Identification Nos. of Above Person: 86-0499533




2)   Check the Appropriate Box if a Member of a Group

     (a)  XXXX
     (b)




3)




4)   Source of Funds

     WC/BK/BD




5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     None



                           (Inside Cover Page)

6)   Citizenship or Place of Organization:  Arizona

7)   Sole Voting Power                    3,096

8)   Shared Voting Power                   N.A.

9)   Sole Disposition Power               3,096

10)  Shared Disposition Power              N.A.

11)  Aggregate Amount
     Beneficially Owned                   3,096

12)                                         N.A

13)  Percentage of Class                   .02%

14)  Type of Reporting Person:               IC




                           (Inside Cover Page)

1) Name of Reporting Person: DFC Acquisition Corporation Two ("Acquisi-tion")
     S.S. or I.R.S. Identification Nos. of Above Person:  43-1670268




2)   Check the Appropriate Box if a Member of a Group

     (a)  XXXX
     (b)




3)




4)   Source of Funds

     Not Applicable




5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     None


                           (Inside Cover Page)

6)   Citizenship or Place of Organization:  Missouri

7)   Sole Voting Power                     N.A.

8)   Shared Voting Power              1,437,395 <F1><F2>

9)   Sole Disposition Power                N.A.

10)  Shared Disposition Power         1,437,395 <F1><F2>

11)  Aggregate Amount
     Beneficially Owned               1,437,395 <F1><F2>

12)

13)  Percentage of Class                   7.6%

14)  Type of Reporting Person:               CO





<F1>  Includes 501,673 shares of Common Stock owned by DFC prior to September
20, 1995; 233,626 shares of Common Stock acquired on September 20, 1995 pursuant to a Stock Purchase Agreement dated 9/15/95 between DFC and State Street Boston Corporation (the "Stock Purchase Agreement"); and options to acquire 699,000 additional shares of Common Stock (233,000 shares of Common Stock on each of December 22, 1995, March 22, 1996 and June 21, 1996) pursuant to an Option Agreement dated 9/15/95 between DFC and State Street Boston Corporation (the "Option Agreement").

<F2>  Includes 3,096 shares of Common Stock owned by LLIC.


                           (Inside Cover Page)

1)   Name of Reporting Person:  Gary Dickinson ("Dickinson")
     S.S. or I.R.S. Identification Nos. of Above Person:  ###-##-####




2)   Check the Appropriate Box if a Member of a Group

     (a)  XXXX
     (b)




3)




4)   Source of Funds

     Not Applicable




5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     None


                           (Inside Cover Page)

6)   Citizenship or Place of Organization:  USA

7)   Sole Voting Power                     N.A.

8)   Shared Voting Power              1,437,395 <F1><F2>

9)   Sole Disposition Power                N.A.

10)  Shared Disposition Power         1,437,395 <F1>

11)  Aggregate Amount
     Beneficially Owned               1,437,395 <F1><F2>

12)

13)  Percentage of Class                   7.6%

14)  Type of Reporting Person:               IN




<F1>  Includes 501,673 shares of Common Stock owned by DFC prior to September
20, 1995; 233,626 shares of Common Stock acquired on September 20, 1995 pursuant to a Stock Purchase Agreement dated 9/15/95 between DFC and State Street Boston Corporation (the "Stock Purchase Agreement"); and options to acquire 699,000 additional shares of Common Stock (233,000 shares of Common Stock on each of December 22, 1995, March 22, 1996 and June 21, 1996) pursuant to an Option Agreement dated 9/15/95 between DFC and State Street Boston Corporation (the "Option Agreement").

<F2>  Includes 3,096 shares of Common Stock owned by LLIC.


                           (Inside Cover Page)

Item 1.   Security Issuer.

     This statement relates to the common stock, $1.00 par value (the "Common Stock") of UMB Financial Corporation (the "Issuer") whose principal executive offices are at 1010 Grand Avenue, Kansas City, Missouri 64106.


Item 2.   Identity and Background.

     Dickinson Financial Corporation ("DFC") is a Missouri corporation engaged in the principal business of owning and operating banks as a bank holding company. DFC maintains its principal business office at 1100 Main, Suite 350, Kansas City, Missouri 64105. The names, business addresses, and principal occupation or employment of DFC's executive officers and directors are:

                                           Principal Occupation
     Name                                     or Employment
Gary Dickinson                             Chairman/Director of DFC
Paul H. Shepherd                           President/General Counsel of
                                             DFC
David M. Seymour                           Executive V.P. of DFC
Rick L. Smalley                            Senior V.P. of DFC
Robinette Spooner                          Secretary/Senior Staff Counsel
                                             of DFC
Dennis P. Ambroske                         Treasurer/CFO of DFC

     The business address of each person listed is Dickinson Financial Corporation, 1100 Main, Suite 350, Kansas City, Missouri 64105.

     Livingston Life Insurance Company ("LLIC") is an Arizona corporation engaged in the principal business of issuing and reinsuring credit life and health insurance policies. LLIC maintains its principal business office at 1100 Main, Suite 350, Kansas City, Missouri 64105. The names, business addresses, and principal occupation or employment of LLIC executive officers and directors are:

                                           Principal Occupation
     Name                                     or Employment
Gary Dickinson                             Previously Indicated
Paul H. Shepher                            Previously Indicated
David M. Seymou                            Previously Indicated
J. Steven Brown                            V.P. of DFC
Rick L. Smalley                            Previously Indicated
Robinette R. Spooner                       Previously Indicated

     The business address of each person listed is Dickinson Financial Corporation, 1100 Main, Suite 350, Kansas City, Missouri 64105.

     LLIC is a wholly-owned subsidiary of DFC. Gary Dickinson is the President and Chief Executive Officer and sole shareholder of DFC Acquisition Corporation Two, a Missouri corporation ("Acquisition"), which owns substantially all of the voting common stock of DFC. Accordingly, Mr. Dickinson may be deemed to be a "person controlling" both DFC and LLIC. Although no written agreement or other understanding with respect to the shares of common stock exists among them, DFC, LLIC, Acquisition, and Gary Dickinson may be deemed to be members of a "group" within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934 and are herein after collectively referred to as the "Reporting Persons."

     The names, business addresses, and principal occupation or employment of Acquisition's executive officers and directors are:

                                           Principal Occupation
     Name                                     or Employment
Gary Dickinson                             Previously Indicated
Paul H. Shepherd                           Previously Indicated
David M. Seymour                           Previously Indicated
Rick L. Smalley                            Previously Indicated
Robinette R. Spooner                       Previously Indicated
Dennis P. Ambroske                         Previously Indicated

     The business address of each person listed is Dickinson Financial Corporation, 1100 Main, Suite 350, Kansas City, Missouri 64105.

     Neither Mr. Dickinson nor any of the officers and directors of DFC, LLIC, or Acquisition, who are all citizens of the United States, have, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.

     DFC acquired 233,626 shares of Common Stock on September 20, 1995 for an aggregate purchase price of $9,111,414 pursuant to the Stock Purchase Agreement. Assuming DFC acquires the additional 699,000 shares of Issuer Common Stock, pursuant to the Option Agreement, the total amount of funds used to purchase the additional 699,000 shares of Common Stock will be $27,261,000.

     DFC acquired the 233,626 shares of Common Stock on September 20, 1995 using its working capital. DFC anticipates that the acquisitions of Issuer<Common Stock pursuant to the Option Agreement will also be purchased using its working capital and up to approximately $10,000,000 in bank or broker dealer borrowings. However, no financing arrangements exist at this time.


Item 4.   Purpose of Transaction.

     The securities described above were or will be acquired by DFC for the purpose of investment. In the future, any of the Reporting Persons may decide to purchase additional shares of the Common Stock or other securities of the Issuer or may decide to sell any or all of the securities of the Issuer now or hereafter owned.

     The Reporting Persons believe that the various lines of business operated by the Issuer and its subsidiaries have a greater aggregate inherent value than is represented by the Common Stock at current market prices. They believe that management and the Board of Directors of the Issuer should take all reasonably available steps to realize the inherent values in the Issuer's lines of business and thereby maximize the value of Issuer's Common Stock for its shareholders. In their continuing efforts to assess the value of their investment in the Issuer, and the effectiveness of management's and the Board's efforts to maximize the value of that investment, the Reporting Persons may communicate with, among others, the Issuer's management, the Issuer's Board of Directors, and other share-holders of the Issuer.

     Except as set forth in this Schedule, to the best of Reporting Persons' knowledge, no person identified in Item 2, has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D. DFC and LLIC reserve the right to exercise any and all rights they may have as stockholders of the Issuer in a manner consistent with their own best interests.


Item 5.   Interest in Securities of Issuer.

     The aggregate number and percentage of Common Stock of the Issuer beneficially owned by the Reporting Persons are set forth in the responses to questions 7, 8, 9, 10, 11 and 13 on the inside cover page. Such information is incorporated herein by reference.

     To the best of the Reporting Persons' knowledge, no person identified in Item 2 to the Schedule beneficially owns any Common Stock, except as described in this Schedule.

     No transaction in the Common Stock has been effected by the Reporting Persons or, to the best of their knowledge, by any person identified in
Item 2 to this Schedule during the past 60 days from the date of this Schedule.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     DFC acquired 233,626 shares of Common Stock from State Street Boston Corporation on September 20, 1995 at a price per share of $39.00 pursuant to the Purchase Agreement. DFC also entered into the Option Agreement with State Street Boston Corporation which provides (i) DFC with an option to purchase up to 699,000 outstanding shares of Common Stock at a price of $39 per share exercisable in increments of 233,000 shares of Common Stock on each of December 22, 1995, March 22, 1996, and June 21, 1996, and provides
(ii) State Street Boston Corporation with a put option to require DFC to purchase up to 699,000 shares of the Common Stock at a price of $39 per share exercisable in increments of 233,000 shares of Common Stock on each of December 22, 1995, March 22, 1996, and June 21, 1996.


Item 7.   Material to be Filed as Exhibits.

     The following Exhibits are filed herewith:

     Exhibit "99.1" - Stock Purchase Agreement dated September 15, 1995 between DFC and State Street Boston Corporation.

     Exhibit "99.2" - Option Agreement dated September 15, 1995 between DFC and State Street Boston Corporation.

     Exhibit "99.3" - Joint Filing Agreement dated September 20, 1995 by and among the Reporting Persons.

                                SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



                              September 22, 1995


                              DICKINSON FINANCIAL CORPORATION



                              By:  /s/ PAUL H. SHEPHERD
                              Paul H. Shepherd
                              President and General Counsel



                              LIVINGSTON LIFE INSURANCE
                              COMPANY



                              By:   /s/ GARY DICKINSON
                              Gary Dickinson
                              President


                              DFC ACQUISITION CORPORATION TWO



                              By:   /s/ PAUL H. SHEPHERD
                              Paul H. Shepherd
                              President


                               /s/ GARY DICKINSON
                              GARY DICKINSON